SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 January, 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 13 January, 2009 re: Director/PDMR Shareholding

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Dr. W.C.G. Berndt subscribed for 73,899 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Sir Victor Blank subscribed for 130,931 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. Ewan Brown subscribed for 41,328 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. J.E. Daniels subscribed for 183,832 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. J.P du Plessis subscribed for 21,735 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. P.N. Green subscribed for 2,173 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Sir Julian Horn-Smith subscribed for 2,173 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. A.G. Kane subscribed for 83,168 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008. In addition, on 13th January, 2009, Mrs. D.M. Kane subscribed for 5,482 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Lord Leitch subscribed for 4,347 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Sir David Manning subscribed for 1,956 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. M.A. Scicluna subscribed for 4,347 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. G.T. Tate subscribed for 32,580 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mr. T.J.W. Tookey subscribed for 1,030 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                              13th January, 2009

Dear Sirs

Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities

On 13th January, 2009, Mrs. H.A. Weir subscribed for 26,820 ordinary shares of 25p each at 173.3p per share in Lloyds TSB Group plc under the Placing and Open Offer announced by Lloyds TSB Group plc on 13th October 2008.

The notification relates to a transaction notified to Lloyds TSB Group plc today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  13 January, 2009